DECHERT LLP

200 Clarendon St.

27th Floor

Boston, MA 02116-5021

VIA EDGAR

July 19, 2006

Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:    H&Q Life Sciences Investors (the “Fund”)
SEC File Nos. 811-6565 and 333-133245

Dear Ms. Cole:

This letter responds to comments received from the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) by letter dated June 12, 2006 with respect to the Fund’s initial registration statement under the Securities Act of 1933 (“1933 Act”) and Amendment No. 8 to the Fund’s registration statement under the Investment Company Act of 1940 (“1940 Act”) on Form N-2, filed on April 12, 2006 (the “Registration Statement”). The Staff’s comments, and our responses thereto, are provided below.

Enclosed herewith please also find for filing the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement under the 1933 Act and Amendment No. 9 to the Registration Statement under the 1940 Act.

1.             Comment:

Disclose whether the Fund has ever made a rights offering in the past. If so, disclose how many times and provide a brief description of the most recent rights offering including the dilutive effect, if any, of the offering.

Response:

The Fund’s only previous rights offering occurred in 1993 (the “1993 Offer”). Because the1993 Offer occurred thirteen years ago, the Fund believes that such information would not be material to a shareholder’s decision whether or not to exercise the rights received as part of the current rights offering (the “Offer”). Therefore, the Fund has not included any additional disclosure regarding the 1993 Offer.

2.             Comment:

Purpose of the Offer – the last paragraph of this section states that if the Offer is fully subscribed, operating costs per share may be reduced. Please disclose whether operating costs were reduced after the Fund’s prior rights offering.

Response:

The Response provided by the Fund to Comment 1 above also applies to the addition of any disclosure of whether operating costs were reduced as a result of the 1993 Offer.

3.             Comment:

Diversified Status – please change the heading to reflect the Fund’s concentration policy.

Response:

This has been done. Please see “Concentration of Investments” on page [   ].

4.             Comment:

Other Rights Offerings – please advise the staff supplementally what factors the Fund’s board considers in choosing to make additional rights offerings, giving due consideration to the Fund’s prior offerings.

Response:

Pages [      ] of the Registration Statement provide disclosure regarding factors considered by the Board in approving the Offer. While the Board took note of the 1993 Offer, as the 1993 Offer occurred thirteen years ago, the 1993 Offer was not a material factor in the Board’s consideration of the Offer.

5.             Comment:

Please disclose whether exercising shareholders may expect to incur any fees and/or expenses in connection with the purchase, selling, exercising or transferring of the rights.

Response:

Because the rights offered in the Offer are not transferable, there are no costs associated with the purchase, sale, or transfer of rights. There will be no fees or expenses charged by the Fund for exercise of rights. However, shareholders could be charged servicing fees by broker-dealers, banks and nominees in exercising rights through such entities, and the Fund so states in the Prospectus in footnote (1) to the table on the cover page and on page [  ] under “THE OFFER – Exercise of Rights.

6.             Comment:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response:

The Fund acknowledges this comment.

7.             Comment:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:

There is no exemptive application or no-action letter request in connection with the Registration Statement.

*              *              *              *

We hope that the foregoing is responsive to each of the matters raised in your letter of June 12, 2006. Please do not hesitate to contact the undersigned at 617-728-7161 if you have any questions regarding the foregoing.

Sincerely,

/s/ Joseph R. Fleming
Joseph R. Fleming

cc:   Daniel R. Omstead, PhD, Hambrecht & Quist Capital Management LLC